                                             Filed by Smithfield Foods, Inc.

                       Pursuant     to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                                      Subject Company: IBP, Inc.
                                                      Commission File No. 1-6085

                                                               November 28, 2000

                                                           FOR IMMEDIATE RELEASE


                SMITHFIELD FOODS ANNOUNCES RECORD SECOND QUARTER
                       EARNINGS DOUBLE THOSE OF LAST YEAR

SMITHFIELD, VIRGINIA, NOVEMBER 28, 2000--Smithfield Foods, Inc. (NYSE:SFD) today reported record earnings for the second quarter of fiscal 2001. Net income for the quarter ended October 29, 2000 totaled $44.6 million, or $.81 per diluted share, versus $22.2 million, or $.48 per diluted share, in the comparable second quarter of fiscal 2000.

Net income for the first six months of fiscal 2001 totaled $89.1 million, or $1.61 per diluted share, compared to $29.1 million, or $.62 per diluted share, in the first half of fiscal 2000. Earnings per share reflect additional shares outstanding that were issued to acquire Murphy Farms in January.

Higher results for both the current quarter and the first six months of fiscal 2001 were largely attributable to the company's Hog Production Group (HPG) which benefited from substantially higher live hog prices and the acquisition of Murphy Farms, which doubled the size of the company's hog raising operations. Live hog prices were 20 percent higher than a year ago in the second quarter and 30 percent higher in the first six months.

Sales in the current quarter increased 16 percent to $1.4 billion versus $1.2 billion for the prior year, reflecting a 12 percent increase in average unit selling prices for the company's meat products and sales related to the Murphy acquisition. Total sales tonnage remained essentially flat compared to the prior year. Sales for the six-month period increased 20 percent to $2.9 billion from $2.4 billion, due primarily to a 19 percent increase in average unit selling prices.

Second quarter operating profit in the company's Meat Processing Group (MPG) declined 27 percent to $32.4 million from $44.3 million due to sharply lower fresh pork margins. The lower margins were due to significantly higher live hog costs, all of which could not be passed through in the form of higher selling prices.

"Although earnings in our Meat Processing Group were dampened by higher raw material costs, we made substantial progress on the value-added side of our business that will contribute to our
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long-term growth," said Joseph W. Luter, III, chairman, president and chief executive officer. "Our case-ready fresh pork program is progressing ahead of plan to ship 75 million pounds this year. In fact, sales currently are running at an annualized rate of 100 million pounds and reflect more than a three-fold increase in volume over the previous year. These volume levels reflect new programs at Wal-Mart and other leading food retailers. In addition, we continued to strengthen our Smithfield Lean Generation Pork label as a national brand, as tonnage grew 22 percent in the first half," said Mr. Luter.

Operating profit in the current quarter at the HPG totaled $72.7 million, compared to $13.3 million last year. Results included a pretax gain of $7.0 million for insurance settlements for losses incurred at hog production facilities related to Hurricane Floyd. The actual losses arising from production inefficiencies associated with the hurricane were reflected in each of the last four quarters. Operating profit in the first half at the HPG were $183.9 million compared to $29.8 million last year. Operating results for the first six months reflect the combined impact of a 30 percent increase in live hog costs, the additional hog production of Murphy Farms, improved raising efficiencies and synergies between the MPG and the HPG.

"Overall, we are very pleased with the second quarter results, given the somewhat adverse environment for fresh pork. Earnings from our Hog Production Group more than offset declines in the Meat Processing Group, further evidence that we have built an enterprise that can withstand various industry cycles and produce consistent results," said Mr. Luter.

Mr. Luter noted that hog prices have been declining in recent weeks and that profitability of the Hog Production Group would be lower in the third quarter. "However, margins in fresh pork have improved significantly. The third quarter traditionally is the best quarter for the Meat Processing Group as fresh pork margins generally are good and margins on processed meats peak as a result of strong sales for the fall and holiday seasons," he said. "We are optimistic that the third quarter will be substantially better than the same period last year, with the Meat Processing Group providing the majority of the profits for the quarter--in sharp contrast to the first and second quarters. Clearly, we remain on track to achieve another record year for Smithfield Foods."

Mr. Luter also commented on the status of Smithfield Foods' offer to acquire IBP, Inc.: "We are pleased with the prompt and encouraging response we received from the Special Committee of IBP's board and are now moving forward with the process. We have signed a confidentiality agreement, we have begun conducting our due diligence review, and we have had preliminary discussions with various regulatory bodies and other public officials. We remain hopeful that we will be able to complete a definitive merger agreement promptly with IBP, and we remain enthusiastic about the benefits such a combination could provide for our respective shareholders, customers, employees and the farming communities we serve."

Smithfield Foods was ranked the number one FORTUNE 500 food stock in total return to investors, and placed in the top 15th percentile in total return to investors among all FORTUNE 500 companies, over the past 10 years. With annual sales of $5.2 billion, Smithfield Foods is the leading producer and marketer of fresh pork and processed meats in the United States. For more information, please visit WWW.SMITHFIELDFOODS.COM.
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SMITHFIELD FOODS/1

              CONSOLIDATED
STATEMENTS OF INCOME
SMITHFIELD FOODS, INC. AND SUBSIDIARIES


  (IN THOUSANDS, EXCEPT PER     13 Weeks Ended       13 Weeks Ended       26 Weeks Ended       26 Weeks Ended
  SHARE DATA)                  October 29, 2000     October 31, 1999     October 29, 2000     October 31, 1999
 -------------------------------------------------------------------------------------------------------------
  Sales                          $ 1,430,918           $ 1,230,129           $2,852,244          $ 2,372,544
  Cost of sales                    1,196,123             1,057,525            2,388,049            2,052,408
 -------------------------------------------------------------------------------------------------------------
  Gross profit                       234,795               172,604              464,195              320,136

  Selling, general and
  administrative expenses            108,417                96,721              212,262              191,306
  Depreciation expense                30,524                25,815               61,179               50,674
  Interest expense                    25,007                16,760               48,395               31,293
  Minority interest                     (923)                 (875)              (1,169)               1,886
 -------------------------------------------------------------------------------------------------------------

  Income before income taxes          71,770                34,183              143,528               44,977

  Income taxes                        27,194                11,969               54,383               15,833
 -------------------------------------------------------------------------------------------------------------

  Net income                         $44,576              $ 22,214             $ 89,145             $ 29,144
 -------------------------------------------------------------------------------------------------------------

  Net income per common share:
    Basic                            $   .82              $    .49             $   1.63             $    .64
    Diluted                          $   .81              $    .48             $   1.61             $    .62
 -------------------------------------------------------------------------------------------------------------

  Average common shares outstanding:

    Basic                             54,474                45,585               54,567               45,722

    Diluted                           55,158                46,433               55,252               46,772
 -------------------------------------------------------------------------------------------------------------

                                       ###
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            CONTACTS:

      FOR INVESTORS:                      FOR MEDIA:
      Jerry Hostetter                     Josh Pekarsky
      Smithfield Foods, Inc.              Sarah Zitter Milstein
      (212) 758-2100                      Kekst and Company
                                          (212) 521-4800


THIS NEWS RELEASE MAY CONTAIN "FORWARD-LOOKING" INFORMATION WITHIN THE MEANING OF THE FEDERAL SECURITIES LAWS. THE FORWARD-LOOKING INFORMATION MAY INCLUDE STATEMENTS CONCERNING SMITHFIELD'S OR IBP'S OUTLOOK FOR THE FUTURE, THE ABILITY TO REALIZE ESTIMATED SYNERGIES, AS WELL AS OTHER STATEMENTS OF BELIEFS, FUTURE PLANS AND STRATEGIES OR ANTICIPATED EVENTS, AND SIMILAR EXPRESSIONS CONCERNING MATTERS THAT ARE NOT HISTORICAL FACTS. FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN, OR IMPLIED BY, THE STATEMENTS. THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN, OR IMPLIED BY, THE STATEMENTS: THE RISKS THAT SMITHFIELD'S AND IBP'S BUSINESSES WILL NOT BE INTEGRATED SUCCESSFULLY, THE RISK THAT SMITHFIELD AND IBP WILL NOT REALIZE ESTIMATED SYNERGIES, COSTS RELATING TO THE PROPOSED TRANSACTION, THE AVAILABILITY AND PRICES OF LIVE HOGS, LIVE CATTLE, RAW MATERIALS AND SUPPLIES, PRODUCT PRICING, THE COMPETITIVE ENVIRONMENT AND RELATED MARKET CONDITIONS, OPERATING EFFICIENCIES, ACCESS TO CAPITAL, ACTIONS OF DOMESTIC AND FOREIGN GOVERNMENTS AND OTHER FACTORS DISCUSSED IN SMITHFIELD'S AND IBP'S RESPECTIVE FILINGS WITH THE SEC.

More detailed information pertaining to Smithfield's proposal will be set forth in appropriate filings to be made with the SEC. We urge stockholders to read any relevant documents that may be filed with the SEC because they will contain important information. Stockholders will be able to obtain a free copy of any filings containing information about Smithfield and IBP, without charge, at the SEC's Internet site (HTTP://WWW.SEC.GOV). Copies of any filings containing information about Smithfield can also be obtained, without charge, by directing a request to Smithfield Foods, Inc., 200 Commerce Street, Smithfield, Virginia 23430, Attention: Office of the Corporate Secretary (757-365-3000).

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Smithfield and certain other persons named below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include the directors and executive officers of Smithfield. A detailed list of the names of Smithfield's directors and officers is contained in Smithfield's proxy statement for its 2000 annual meeting, which may be obtained without charge at the SEC's Internet site (HTTP://WWW.SEC.GOV).

As of the date of this communication, none of the foregoing participants, other than Smithfield (which beneficially owns approximately 6.6% of IBP's common stock), individually beneficially owns in excess of 5% of IBP's common stock. Except as disclosed above and in Smithfield's proxy statement for its 2000 annual meeting and other documents filed with the SEC including Smithfield's
Schedule 13D relating to the IBP common stock, to the knowledge of Smithfield, none of the directors or executive officers of Smithfield has any material interest, direct or indirect, by security holdings or otherwise, in Smithfield or IBP.

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